Suite 1120, Cathedral Place,
925 West Georgia Street
Vancouver, British Columbia,
Canada V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
www.aurizon.com
Toronto Stock Exchange Ticker Symbol ARZ NYSE MKT Ticker Symbol AZK U.S. Registration (File 001-31893) News Release Issue No. 14 - 2013

March 14, 2013
FOR IMMEDIATE RELEASE

AURIZON REPORTS 2012 FINANCIAL RESULTS

Aurizon Mines Ltd. (TSX:ARZ; NYSE MKT:AZK) is pleased to announce its unaudited financial results for the year ended December 31, 2012. All dollar amounts are in Canadian dollars unless otherwise stated. Our financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”).

2012 FINANCIAL HIGHLIGHTS

  Revenue of $224 million from 133,990 ounces of gold sold at an average realized price of US$1,658 per ounce
  Net profit of $32 million, or $0.19 per basic share, and EBITDA of $92 million
  Cash and cash equivalents balance of $204 million and debt-free at year-end
  Cash flow from operations of $62 million

2012 OPERATING HIGHLIGHTS

  Casa Berardi produced 136,848 ounces of gold at total cash costs of US$696 per ounce, in-line with previous guidance of 137,000 ounces and US$695 per ounce
  693,859 tonnes of ore milled at unit mining costs of $140 per tonne
  Replenishment of Casa Berardi mineral reserves to 1,461,000 ounces of gold (net of mining depletion) at December 31, 2012. A successful drilling program resulted in a 6% increase in the average underground mineral reserve grade to 7.1 grams/tonne and an 11% increase in mineral reserves, before mining depletion, compared to 2011.
  Successful transition from contractor to owner-operated mining at Casa Berardi
  Self-funded capital investments at Casa Berardi of $75 million are facilitating transition into Zones 118 and 123 and increased operational flexibility
  Completed the 2012 drill program at Heva, with an in-pit and underground mineral resource estimate to be completed within the first half of 2013
  Positive feasibility study received on the Joanna-Hosco deposit of the advanced stage Heva-Hosco gold property

From the President and Chief Executive Officer, George Paspalas

2013 is a transition year at Casa Berardi where we are completing the required infrastructure to commence mining new areas east of the production shaft. These new mining areas will be the foundation of future underground production at Casa. With year-end cash and cash equivalent balances of $204.2 million together with strong operating cash flows, we expect that Aurizon will be able to easily fund the capital and exploration projects planned for 2013.

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Production performance at Casa Berardi was consistent with Aurizon’s revised expectations for 2012 at 136,848 ounces, and we are very encouraged by the increase in underground reserve grades announced on February 14, 2013, and the potential for both surface and underground zone extensions around the Principal area at Casa Berardi, and are looking forward to the forthcoming resource estimate at the Heva project.

We are committed to maximizing the value of Casa Berardi, and a successful completion of the transition phase will allow us to once again achieve historical production levels.

Regarding the two bids for the Company, we continue to urge Aurizon Shareholders to compare the actual consideration available under each of the two bids. Based on the closing share prices of Hecla and Alamos on March 13, 2013, and assuming that all shareholders elected to receive either cash or shares, the Hecla Arrangement will provide total consideration of CAD$4.60 per Aurizon share, (including cash consideration of $3.11 per Aurizon share), which represents a CAD$0.31 per share premium to the total consideration of the unsolicited bid by Alamos of CAD$4.29 per share, (including cash consideration of $2.04 per Aurizon share).

FINANCIAL AND OPERATING HIGHLIGHTS
			For the 3 months ended			For the year ended
			December 31,			December 31,
		Units	2012	2011	2012	2011	2010
Operating Highlights (Casa Berardi Mine)
Ore milled		Tonnes	183,677	170,283	693,859	698,123	722,745
Average ore grade		Grams/tonne	6.8	9.1	6.8	8.0	6.8
Mill recovery rate		%	89.4	92.0	90.6	91.2	89.8
Gold produced		Ounces	35,627	45,995	136,848	163,845	141,116
Gold sold		Ounces	33,147	50,787	133,990	165,250	139,950
Realized gold price(1)		US$/ounce	1,701	1,655	1,658	1,578	1,145
London P.M. Fix gold price		US$/ounce	1,719	1,685	1,669	1,572	1,225
Total cash costs(1)		US$/ounce	683	503	696	537	541
Depreciation and amortization(1)		US$/ounce	294	241	280	238	245
Total production costs(1)		US$/ounce	977	744	976	775	786
Operating profit margin(1)		US$/ounce	1,018	1,152	962	1,041	604
Unit mining costs(1)		$/tonne	124	143	140	127	108

Financial Highlights(2)
Revenue	$'	000	56,203	85,683	223,558	259,999	178,743
Gross profit	$'	000	23,874	46,769	91,770	132,274	66,020
Net profit	$'	000	9,453	21,810	31,807	43,931	17,240
Net profit per share (basic & diluted)		$/share	0.06	0.13	0.19	0.27	0.10
EBITDA(1)	$'	000	25,726	51,071	92,422	125,098	65,431
Net cash from operating activities	$'	000	25,330	49,024	62,372	121,024	51,020
Capital expenditures	$'	000	20,257	13,615	75,037	47,270	32,376
Cash and cash equivalents	$'	000	204,232	213,486	204,232	213,486	139,341
Total assets	$'	000	449,651	418,381	449,651	418,381	336,543

Notes:

(1) This news release contains non-GAAP performance measures throughout, as follows: realized gold price; total cash costs; depreciation and amortization; total production costs; unit mining costs; and EBITDA. Refer to the Non-GAAP Measures section of this news release for definitions and a reconciliation of these measures to revenue, cost of sales and net profit as reported in the audited statements (unaudited for interim periods) of comprehensive income.

(2) Financial information presented for the 2010 and 2011 annual periods has been extracted from the Company’s audited financial statements as at and for the years ended December 31, 2010 and 2011. Financial information presented for quarterly periods and the 2012 annual period is unaudited.

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SUMMARY OF 2012 ANNUAL FINANCIAL PERFORMANCE

REVENUE

Revenue in 2012 totalled $223.6 million, primarily from the sale of 133,990 gold ounces at a realized gold price of US$1,658 per ounce. This compares to revenue in 2011 of $260.0 million, from the sale of 165,250 gold ounces at a realized gold price of US$1,578 per ounce. The $36.4 million decrease in revenue from 2011 to 2012 is comprised of the following components:

  $49.0 million decrease from 18.9% fewer gold ounces sold, mainly as a result of reduced production due to lower grades; partially offset by
  $10.5 million increase from a 5.0% rise in the realized gold price per ounce; and a
  $2.1 million increase from a strengthening of the USD/CAD exchange rate realized on gold sales in 2012 to 1.002 from 0.992 realized in 2011.

COST OF SALES

Cost of sales in 2012 totalled $131.8 million, comprised of operating costs of $94.3 million and depreciation and amortization of $37.5 million. Cost of sales in 2011 totalled $127.7 million, comprised of operating costs of $88.8 million and depreciation and amortization of $38.9 million. The $4.1 million, or 3.2%, increase in 2012 over 2011 is due to higher unit production costs partially offset by lower sales volume.

Operating costs, comprised of mining, milling and refining costs, increased by $5.5 million, or 6.2%, from 2011 to 2012. Total cash costs were US$696 per gold ounce in 2012, compared to US$537 in 2011, while gold ounces sold decreased to 133,990 ounces in 2012 from 165,250 ounces in 2011. The increase in total cash costs per ounce is attributable mainly to the combination of a lower average ore grade, a lower mill recovery rate, general inflationary pressures, reduced efficiency from mining smaller-sized stopes and development temporarily constrained by the shaft-deepening project.

Depreciation and amortization expense decreased by $1.4 million from 2011 to 2012. On a per-ounce basis, this expense increased to US$280/ounce in 2012 from US$238 in 2011. This increase reflects the amortization of higher-than-historical levels of capital investment seen in 2011 and 2012 and the decrease in sales volume from 2011 to 2012.

GROSS PROFIT

Gross profit was $91.8 million in 2012, compared to $132.3 million in 2011. This change reflects revenue lower by $36.4 million and cost of sales higher by $4.1 million as described above. Higher realized gold prices were more than offset by higher total cash costs, resulting in an operating profit margin of US$962 per ounce in 2012, as compared to US$1041 per ounce in 2011.

EXPLORATION COSTS

Exploration expenditures on mineral properties in Quebec, exclusive of Casa Berardi, decreased 32.5% to $17.9 million in 2012 from $26.5 million in 2011. $8.2 million, or 95%, of the total reduction is attributable to the Fayolle and Rex South Properties. Expenditures on the Fayolle Property were relatively high in 2011 as the Company incurred costs to meet a commitment under the related option and joint venture agreement. Expenditures on the Rex South Property declined in 2012 as the Company fulfilled its requirement, by the end of 2011, to incur an aggregate of $5 million of work during the first five years of the related earn-in agreement. During 2012, the Company terminated its option agreements in respect of the Rex South and Patris properties. The following table summarizes the exploration expenditures incurred in 2012 and 2011:

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	For the year ended
		December 31,
(in millions of Canadian dollars)	2012	2011
Heva-Hosco Properties (exploration / feasibility study)	$9.7	$10.3
Fayolle Property	1.8	5.7
Rex South Property	0.7	5.0
Marban Property	5.0	4.8
Opinaca-Wildcat Properties	1.4	3.7
Duverny-Duvay Properties	2.4	1.1
Patris Property	0.1	0.5
General exploration and other properties	1.0	0.9
Refundable and non-refundable tax credits	(4.2)	(5.5)
Total exploration and feasibility study expenditures	$17.9	$26.5

GENERAL AND ADMINISTRATION COSTS

General and administrative costs reflect the head office costs in Vancouver, B.C. as well as the administrative and technical group in Val d’Or, Quebec. These costs declined to $17.5 million in 2012, from $19.4 million in 2011. The majority of the decrease relates to stock compensation expense which was $5.3 million in 2012, compared to $6.5 million in 2011.

INCOME AND RESOURCE TAX EXPENSE

Income and resource taxes in 2012 totalled $24.3 million, or 43.3% of profit before taxes, compared to $42.7 million, or 49.3% of profit before taxes. The higher effective tax rate in 2011 is largely attributable to the substantive enactment of new Quebec resource tax legislation that retroactively increased the rate from 12% to 14% for nine months of 2010 and to 15% for 2011. Current income and resource tax expense totalled $25.2 million in 2012 compared to $41.1 million in 2011.

NET PROFIT

Net profit in 2012 totalled $31.8 million, or $0.19 per basic share, compared to net profit of $43.9 million, or $0.27 per share in 2011. The reduction of 27.6% is mostly explained by the combination of lower gold production at higher production costs and a non-recurring $1.3 million impairment loss on marketable securities, partially offset by the combination of a higher realized gold price, lower exploration costs, lower general and administration costs and a lower effective tax rate.

BALANCE SHEET

The Company held $204.2 million of cash and cash equivalents as at December 31, 2012, a $9.3 million decrease compared to $213.5 million as at December 31, 2011. In 2012, positive cash flow from operating activities of $62.3 million and financing activities of $5.8 million was more than offset by $77.4 million of investing activities as described below.

Net working capital, calculated as total current assets less total current liabilities, was $204.6 million as at December 31, 2012, compared to $197.8 million as at December 31, 2011.

The Company held no financial debt as at December 31, 2012.

CASH FLOW FROM OPERATING ACTIVITIES

The Company generated $62.4 million of cash flow from operating activities in 2012, compared to $121.0 million in 2011. This reduction in cash flow is primarily attributable to non-cash working capital movements in respect of income and resource tax balances and a lower operating profit. The non-cash

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Aurizon Reports 2012 Financial Results

working capital movements in respect of income and resource tax balances contributed a decrease of $19.2 million in 2012 compared to an increase of $25.5 million in 2011. The $19.2 million movement for the 2012 period is largely due to $18.4 million of income and resource taxes paid in respect of 2011 taxes owed. Operating profit of $54.5 million was $31.5 million lower than in 2011.

CASH FLOW FROM INVESTING ACTIVITIES

Investing activities totalled $77.4 million in 2012, compared to $49.0 million in 2011. The majority of investing activities relate to capital expenditures at the Casa Berardi Mine, detailed as follows:

CAPITAL EXPENDITURES

(in thousands of Canadian dollars)	2012	2011
Casa Berardi Mine
Development and exploration	$28,881	$33,191
Mining equipment and infrastructure	45,934	13,709
Casa Berardi Mine total	74,815	46,900
Other property, plant and equipment	222	370
Total capital expenditures	$75,037	$47,270

The $45.9 million invested in mining equipment and infrastructure at Casa Berardi in 2012 included $15.5 million on machinery and equipment, $12.3 million on the shaft deepening, $10.1 million on the paste backfill and wet shotcrete plants, and $6.1 million on surface infrastructure. In 2011, the $13.7 million investment related primarily to machinery and equipment.

In addition to capital expenditures, the Company’s investing activities for 2012 included $0.7 million of mineral property option payments, $1.2 million of reclamation deposits and $0.5 million of marketable securities under the terms of a property option agreement. In 2011, the Company’s investing activities included $0.8 million of mineral property option payments, $0.4 million of reclamation deposits and $0.5 million to acquire marketable securities under the terms of a property option agreement.

CASH FLOW FROM FINANCING ACTIVITIES

Financing activities, primarily related to the issuance of shares upon the exercise of stock options, resulted in cash inflows of $5.8 million in 2012, compared to $1.8 million in 2011.

SUMMARY OF FOURTH QUARTER 2012 FINANCIAL PERFORMANCE

REVENUE

Revenue in Q4’12 totalled $56.2 million, primarily from the sale of 33,147 gold ounces at a realized gold price of US$1,701 per ounce, compared to revenue in Q4’11 of $85.7 million, from the sale of 50,787 gold ounces at a realized gold price of US$1,655 per ounce. The $29.5 million decrease in revenue from Q4’11 to Q4’12 is comprised of the following components:

  $29.7 million decrease from 34.7% fewer gold ounces sold, mainly as a result of reduced production due to lower grades; and a
  $1.3 million decrease from a weakening of the USD/CAD exchange rate realized on gold sales in Q4’12 to 0.993, from 1.016 realized in Q4’11; partially offset by a
  $1.5 million increase from a 2.8% rise in the realized gold price per ounce.

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COST OF SALES

Cost of sales in Q4’12 totalled $32.3 million, comprised of operating costs of $22.7 million and depreciation and amortization of $9.6 million. Cost of sales in Q4’11 totalled $38.9 million, comprised of operating costs of $26.4 million and depreciation and amortization of $12.5 million. The $6.6 million, or 17.0%, decrease from Q4’11 to Q4’12 reflects higher unit production costs more than offset by lower sales volume.

Operating costs, comprised of mining, milling and refining costs, decreased by $3.7 million from Q4’11 to Q4’12. Total cash costs were US$683 per gold ounce in Q4’12, compared to US$503 in Q4’11, while gold ounces sold decreased to 33,147 ounces in Q4’12 from 50,787 ounces in Q4’11. The increase in total cash costs per ounce is attributable mainly to the combination of a lower average ore grade, a lower mill recovery rate, general inflationary pressures, reduced efficiency from mining smaller-sized stopes and development temporarily constrained by the shaft-deepening project.

Depreciation and amortization expense decreased by $2.9 million from Q4’11 to Q4’12. On a unit basis, this expense increased to US$294 per ounce in Q4’12 from US$241 in Q4’11. This increase reflects the amortization of higher-than-historical levels of capital investment seen in 2011 and 2012, and the decrease in sales volume from Q4’11 to Q4’12.

GROSS PROFIT

Gross profit was $23.9 million in Q4’12, compared to $46.8 million in Q4’11. This change reflects revenue lower by $29.5 million and cost of sales lower by $6.6 million as described above. A higher realized gold price was more than offset by higher total cash costs, resulting in an operating profit margin of US$1,018 per ounce in Q4’12, as compared to US$1,152 per ounce in Q4’11.

EXPLORATION COSTS

Exploration expenditures on mineral properties in Quebec, exclusive of Casa Berardi, decreased to $2.0 million in Q4’12 from $6.2 million in Q4’11. This decrease is largely due to minimal expenditures related to the Hosco deposit in Q4’12, whereas exploration and feasibility work were ongoing in Q4’11.

GENERAL AND ADMINISTRATION COSTS

General and administrative costs reflect the head office costs in Vancouver, B.C. as well as the administrative and technical group in Val d’Or, Quebec. These costs increased to $4.6 million in Q4’12, from $4.1 million in Q4’11.

INCOME AND RESOURCE TAX EXPENSE

Income and resource taxes in Q4’12 totalled $6.9 million, or 42.3% of profit before taxes, compared to $17.0 million, or 43.8% of profit before taxes in Q4’11. Current income and resource tax expense totalled $4.2 million in Q4’12 compared to $19.2 million in Q4’11.

NET PROFIT

Net profit of $9.5 million, or $0.06 per basic share, was achieved in Q4’12, compared to net profit of $21.8 million, or $0.13 per share, in Q4’11. The reduction of 56.4% is mostly explained by the combination of lower gold production at higher production costs and a non-recurring $1.3 million impairment loss on marketable securities, partially offset by the combination of a higher realized gold price per ounce, lower exploration costs and a lower effective tax rate.

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OUTLOOK FOR 2013

With a year-end cash and cash equivalents balance of $204.2 million together with strong operating cash flows, management of Aurizon expects that Aurizon will be able to fund the capital and exploration projects planned for 2013. Production performance at Casa Berardi was consistent with Aurizon’s revised expectations for 2012 at 136,848 ounces. Aurizon is currently in a transition phase at Casa Berardi while it installs the required infrastructure to commence mining new areas east of the production shaft. These new mining areas will be the foundation of future underground production at Casa Berardi. The shaft sinking and lateral development out to the 118 and 123 Zones are in progress and the operation is expected to transition from the existing mining areas over the next 18 months. Management of Aurizon currently expects that Aurizon will be making a significant investment in Casa Berardi in 2013 in order to continue the development of the lower levels of the West Mine and secure a strong production profile into the future. Following the transition period, Aurizon expects that Casa Berardi will return to historical production levels.

CASA BERARDI STRATEGY FOR 2013

OPERATIONS

Operational flexibility will be constrained in the first half of 2013 during the continued shaft sinking and development to commission the 118 and 123 Zones. As a result, it is estimated that Casa Berardi will produce approximately 125,000 – 130,000 ounces of gold in 2013 at an average grade of 7.2 grams of gold per tonne. Gold production should gradually increase through the year as more stopes become available and should reach historic levels in the second half of the year.

Major shutdowns are planned for 2013, particularly in the first quarter, in order to switch over to the deepened shaft and incorporate new infrastructure into the mining schedule.

As quarterly operating results are expected to fluctuate throughout the year, they will not necessarily be reflective of these full year averages. Lower throughput at lower than average ore grades is expected in the first half of 2013 which is expected to result in approximately 33% fewer ounces of gold produced in the first half of 2013 compared to the second half of the year.

Average daily ore throughput is estimated at 1,760 tonnes per day, which would be lower than the 1,896 tonnes per day achieved in 2012. Mine sequencing in 2013 will result in ore grades that are expected to be 6% higher than 2012 at approximately 7.2 grams per tonne. Zone 118 is expected to provide ore for the first time in the third quarter with an anticipated average grade in 2013 of approximately 7.9 grams per tonne. Approximately 46% of production is expected to come from Zone 113; 22% from Zone 118; 13% from the Lower Inter Zone; and the residual 19% coming from the smaller zones and development material. Assuming a Canadian/U.S. dollar exchange rate at parity, total cash costs are anticipated to average US$810 per ounce in 2013 for the year gradually decreasing to US$700 per ounce in the second half. Onsite mining, milling and administration costs are expected to average $170 per tonne in 2013, up approximately 21% from 2012 projected costs as a result of the impact of fixed operating costs on lower ore throughput, higher stope preparation costs, and industry wide inflationary cost pressures, gradually trending down to $155 per tonne in the second part of the year.

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CAPITAL EXPENDITURES

Capital expenditures at Casa Berardi are estimated to total $102.3 million in 2013, comprised of the following:

2013
(in millions of Canadian dollars)	Budget
Sustaining Capital Expenditures
Mining development	$ 24.4
Shaft deepening	19.3
Paste backfill plant	7.8
Property, plant and equipment	11.1
Infill and exploration drilling	4.1
Drill extensions of the East Mine open pit	1.2
Wet shotcrete plant	0.6
Miscellaneous projects	0.8
69.3
New Capital Projects
Development of East Mine open pit(1)	26.0
Principal Zone development	7.0
33.0
Total	$ 102.3
(1) Subject to further studies and permitting

Deepening of the West Mine production shaft continues at a budgeted cost of $19.3 million in order to provide access to the lower portions of the 113, 118 and 123 Zones. The shaft, currently at a depth of 920 metres, will be extended to approximately 1,080 metres below surface, which will provide access at the 1,010 metre level to develop a drift from the shaft to Zones 118 and 123. The shaft deepening is expected to be completed near the end of 2013 and commissioned by the first quarter of 2014.

Mining equipment replacement and fleet expansion to support the expanded development activities is budgeted at $11.1 million. A further $7.8 million will be invested to complete the construction of a paste backfill plant and $7.0 million for the development of the Principal Zone from the 280 metre level.

Subject to further studies and permitting, $26 million is budgeted in 2013 to begin the excavation of the East Mine open pit with the objective of commencing production from the pit by early 2014. A review and update of the prefeasibility done by BBA on the East Mine Open Pit is underway. The block model is being revised and the mandate to commence additional geotechnical studies has been awarded to Golder Associates. The implication of the presence of underground openings of the East Mine will also be subject to further studies. Permitting for the operation of a rock quarry, road construction and relocation, wood clearing and excavation of the open pit has been initiated with excavation of the surface overburden planned to start during the third quarter of 2013. The mining approach including mining rate and unit costs is also under review.

EXPLORATION

In 2013, it is expected that $5.2 million will be invested on exploration at Casa Berardi which will include approximately 58,000 metres of surface and underground diamond drilling. Up to three surface, and five to seven underground drill rigs will be active during the course of 2013. Aurizon expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well as exploring for extensions of these structures.

Surface exploration will include testing the South domain of Zone 123 to investigate extensions of known mineralization.

Underground rigs will primarily focus on definition drilling of Zones 113, 118, 123, and the Principal Zone.

In addition, exploration drilling from underground will be performed on the Cherty Zone 159.

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EXPLORATION FOCUS FOR 2013

ADVANCED STAGE GOLD DEVELOPMENT PROPERTY – HEVA AND HOSCO WEST EXTENSION AREAS

An initial $1.5 million exploration program, consisting of further drilling, metallurgical work and a 10,000 metre of surface drill program is planned for the Heva deposit, to fill the gap inside the resource outline on sections that are supported by historic holes. Additional drilling of the down-dip extensions on Heva and Hosco West will correspond to the conceptual mining and economic studies and metallurgical testworks that are planned. With the 2012 drill program at Heva now completed, it is intended that an in-pit and underground mineral resource estimate will be completed within the first half of 2013. Up to three drill rigs will be active with the majority of the drilling to be performed during the first quarter of 2013.

DUVAY PROPERTY

A total budget of $0.5 million including 4,350 metres of drilling is planned at the Duvay property for 2013.

MARBAN PROPERTY

An updated mineral resource estimate on the Phase II drilling completed in August 2012 is in progress and is expected to be completed by early 2013. Following the updated mineral resource estimate the Company will review and evaluate a Phase III drill program.

Pursuant to an option agreement, Aurizon may earn up to a 65% interest in the Marban property, which comprises 42 mining claims and 3 mining concessions covering 976 hectares in the center of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.

NON-GAAP MEASURES

In addition to GAAP measures presented in the Company’s financial statements prepared under IFRS, the Company and certain investors utilize non-GAAP financial measures in evaluating operating performance. These non-GAAP financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. The following table provides a reconciliation of non-GAAP financial measures to revenue, cost of sales and net profit as reported in the audited (2011) and unaudited (2012; Q4’12; Q4’11) statements of comprehensive income.

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RECONCILIATION OF NON-GAAP MEASURES

	Unit of		Three months ended December 31,		Year ended December 31,
	Measure	Reference	2012	2011	2012	2011

Revenue	C$'000		56,203	85,683	223,558	259,999
Less: Silver by-product credits			(232)	(292)	(990)	(1,063)
Gold sales revenue	C$'000		55,971	85,391	222,568	258,936
Realized US$/C$ exchange rate			0.993	1.016	1.002	0.992
Gold sales revenue	US$'000	A	56,387	84,039	222,094	260,905

Cost of sales	C$'000	B	32,329	38,914	131,788	127,725
Less: Depreciation and amortization		C	(9,645)	(12,514)	(37,539)	(38,927)
Less: Silver by-product credits			(232)	(292)	(990)	(1,063)
Cash operating costs	C$'000	D	22,452	26,108	93,259	87,735
Average US$/C$ exchange rate		E	0.991	1.023	1.000	0.989
Cash operating costs	US$'000	F	22,647	25,521	93,298	88,705

Gold ounces sold	Ounces	G	33,147	50,787	133,990	165,250
Tonnes milled	Tonnes	H	183,677	170,283	693,859	698,123
Inventory adjustment to Cost of sales (a)	C$'000	I	116	(2,021)	3,038	(447)

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")
Net profit for the period	C$'000		9,453	21,810	31,807	43,931
Depreciation and amortization			9,692	12,566	37,729	39,131
Finance income			(558)	(503)	(2,236)	(1,538)
Finance costs			203	230	856	921
Income and resource tax expense			6,936	16,968	24,266	42,653
EBITDA	C$'000		25,726	51,071	92,422	125,098

Unit Non-GAAP Measures:
Realized gold price	US$/ounce	A÷G	1,701	1,655	1,658	1,578
Total cash costs	US$/ounce	F÷G	683	503	696	537
Operating profit margin	US$/ounce		1,018	1,152	962	1,041

Total cash costs	US$/ounce	F÷G	683	503	696	537
Depreciation and amortization	US$/ounce	(C÷G)÷E	294	241	280	238
Total production costs	US$/ounce		977	744	976	775

Unit mining costs	C$/tonne	(B+C+I)÷H	124	143	140	127

(a) This inventory adjustment in the calculation of unit mining costs reflects production costs associated with unsold gold bullion and ore inventory.

QUALIFIED PERSON AND QUALITY CONTROL

Information of a scientific or technical nature in this document was prepared under the supervision of Martin Bergeron, P. Eng., Vice-President of Operations of Aurizon and a qualified person under National Instrument 43-101.

CAUTIONARY NOTES

FORWARD-LOOKING STATEMENTS AND INFORMATION

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”). The forward-looking information contained in this news release is based on information available to the Company as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, anticipated rates of recovery, anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, onsite mining, milling and administration costs, anticipated ore throughput and grades, timing and estimated costs for the completion of the shaft deepening project at Casa Berardi, estimated timing for the development and mining of the East Mine open pit and Principal areas at Casa Berardi, timing of updated resource estimates for the Marban project, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the anticipated conversion of mineral resources to mineral reserves and the timing thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected timing and results of exploration activities and feasibility and pre-feasibility studies, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

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Such forward-looking information is based on a number of assumptions, including but not limited to those set out in this news release, the most recent technical reports for the Company’s properties and the Company's annual information form ("AIF") for its most recent year end filed on SEDAR. Such assumptions include those relating to U.S. : Canadian dollar exchange rates, gold price per ounce, anticipated fuel prices, that the mine plan and gold recoveries will be achieved, that pre-production capital costs, operating costs and sustaining and restoration costs will be as estimated, the availability of an experienced workforce and suppliers for projects, that equipment will be available when required and at estimated costs, that the assumptions underlying mineral resource estimates are valid and that no unforeseen accident, fire, ground instability, flooding, labour disruption, equipment failure, metallurgical, environmental or other events that could delay or increase the cost of development or production will occur, that the results of exploration activities will be consistent with the Company's expectations, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business, political and economic conditions as well as those specific to the Company's operations will not change in a material adverse manner, and that financing will be available if and when needed on reasonable terms.

Forward-looking information is by its nature uncertain and involves foreseeable and unforeseeable risks and other factors which may cause the actual outcomes, costs, timing and performance to be materially different from those anticipated by such information. Such risks and factors include, among others, the risk that any of the assumptions on which the forward looking information is based prove to be incorrect or invalid, the risk of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes, of unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, risk that estimated costs, including costs of labour, equipment and materials, including power, are not as anticipated, of an undiscovered defect in title or other adverse claim, that results of exploration activities will be different than anticipated, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs of restoration activities are greater than expected and that changes in project parameters as plans continue to be refined result in increased costs There are a number of other risks and uncertainties associated with exploration, development and mining activities that may affect the reliability of the forward looking information herein, including those described in Aurizon's AIF and in Aurizon's Annual Report on Form 40-F ("40-F") filed with the United States Securities and Exchange Commission. The AIF and 40-F are available respectively on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/. There may be factors in addition to those described herein or in the AIF or 40F that cause actions, events or results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

NOTE TO U.S. READERS

Aurizon is required to describe mineral reserves associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of “proven” or “probable”, which categories of reserves are recognized by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), but which differ from those definitions in the disclosure requirements promulgated by the United States Securities and Exchange Commission (“SEC”) and contained in Industry Guide 7. In addition, under NI 43-101 the Company is required to describe mineral resources associated with its properties utilizing CIM definitions of “measured”, “indicated” or “inferred”, which categories of resources are recognized by Canadian regulations but are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC.

Accordingly, information contained in this news release regarding our mineral deposits may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder. In particular, this presentation uses the terms “measured” and “indicated” resources. U.S. readers are cautioned that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be converted into mineral reserves.

This news release also uses the term "inferred" resources. U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

For additional information regarding reserves and resource information set forth in this news release, refer to our public filings, including our NI 43-101 technical reports, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/.

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Aurizon Mines Ltd.
Balance Sheets (unaudited)
(expressed in thousands of Canadian dollars, unless otherwise stated)

	December 31,	December 31,
As at,	2012	2011
ASSETS
Current assets
Cash and cash equivalents	$ 204,232	213,486
Marketable securities	477	864
Inventories	16,433	12,545
Accounts receivable and other	5,885	9,679
Derivative instrument assets	-	357
Tax credits and other taxes receivable	10,061	5,210
Total current assets	237,088	242,141
Non-current assets
Property, plant and equipment	204,451	164,783
Mineral properties	5,285	4,995
Deferred finance costs	178	343
Other assets	2,649	6,324
TOTAL ASSETS	$ 449,651	418,586

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$ 29,342	25,993
Current income and resource tax liabilities	3,121	18,338
Total current liabilities	32,463	44,331
Non-current liabilities
Provisions	16,706	16,153
Deferred tax liabilities	35,955	36,918
Total liabilities	85,124	97,402

EQUITY
Shareholders’ equity
Issued share capital	282,600	274,165
Contributed surplus	2,921	1,170
Stock based compensation	19,675	18,711
Accumulated other comprehensive losses	-	(386)
Retained earnings	59,331	27,524
Total shareholders’ equity	364,527	321,184
TOTAL LIABILITIES AND EQUITY	$ 449,651	418,586

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Aurizon Mines Ltd.
Statements of Comprehensive Income (unaudited)
(expressed in thousands of Canadian dollars, unless otherwise stated)

	December 31,	December 31,
For the years ended,	2012	2011

Revenue	$ 223,558	$ 259,999
Less: Cost of sales	(131,788	(127,725)
Gross profit	91,770	132,274

Other operating expenses
Exploration costs	(17,899	(26,468)
General and administrative costs	(17,531	(19,356)
Other net losses	(1,840	(457)
Operating profit	54,500	85,993

Finance income	2,236	1,538
Finance costs	(856	(1,112)
Other derivative gains	193	165
Profit before income and resource taxes	56,073	86,584

Income and resource tax expense	(24,266	(42,653)
NET PROFIT	31,807	43,931

Other comprehensive income (loss)
Unrealized loss on marketable securities	-	(765)
Recycling of impairment loss on marketable securities	386	-
TOTAL COMPREHENSIVE INCOME	$ 32,193	$ 43,166

Weighted average number of common shares	164,169	162,623
outstanding – Basic
Earnings per share – Basic	$ 0.19	$ 0.27

Weighted average number of common shares	164,927	164,374
outstanding – Diluted
Earnings per share – Diluted	$ 0.19	$ 0.27

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Aurizon Mines Ltd.
Statements of Cash Flows (unaudited)
(expressed in thousands of Canadian dollars, unless otherwise stated)
	December 31,	December 31,
For the years ended,	2012	2011

Operating activities
Net profit	$ 31,807	$ 43,931
Adjustments for non-cash items:
Depreciation and amortization	37,729	39,131
Share-based compensation	5,313	6,526
Deferred income tax (recovery) expense	(964)	1,540
Refundable and non-refundable taxes	3,629	2,077
Change in fair value of marketable securities	1,273	-
Derivative losses (gains)	357	(357)
Other	910	1,581
	80,054	94,429
Decrease (increase) in non-cash working capital items	(17,682)	26,595
Net cash provided by operating activities	62,372	121,024

Investing activities
Property, plant and equipment	(75,037)	(47,270)
Mineral properties	(650)	(800)
Other investing activities	(1,742)	(918)
Net cash used in investing activities	(77,429)	(48,988)

Financing activities
Issuance of shares	5,837	3.102
Deferred finance costs	-	(493)
Long-term obligations	-	(773)
Net cash provided by financing activities	5,837	1,836

Net increase (decrease) in cash and cash equivalents	(9,254)	74,145

Effect of foreign currency exchange rate changes on cash	(34)	273

Cash and cash equivalents – beginning of year	213,486	139,341

Cash and cash equivalents - end of year	$ 204,232	$ 213,486

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About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO – 604-687-6600

Ian S. Walton, Executive Vice-President and Chief Financial Officer – 604-687-6600

 Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600 Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)

Email: info@aurizon.com Website: www.aurizon.com